As filed with the Securities and Exchange Commission on November 17 , 2009

File No. 813-00194

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 6 TO APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT
TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY
ACT OF 1940 FROM ALL PROVISIONS OF THE INVESTMENT COMPANY
 ACT OF 1940 EXCEPT SECTIONS 9, 17 (OTHER THAN CERTAIN PROVISIONS
OF SECTIONS 17(a), (d), (f), (g) and (j) AS DESCRIBED IN THIS
APPLICATION), 30 (OTHER THAN CERTAIN PROVISIONS OF SECTIONS 30(a),
(b), (e), and (h) AS DESCRIBED IN THIS APPLICATION), AND
SECTIONS 36 THROUGH 53, AND THE RULES AND REGULATIONS THEREUNDER

SK PRIVATE INVESTMENT FUND 1998 LLC

Four Times Square
New York, New York  10036

Communications, Notice and Order to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036

Thomas A. Hale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois  60606

This Application (including Exhibits)
Consists of 41  pages.

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: SK PRIVATE INVESTMENT FUND 1998 LLC Four Times Square New York, New York 10036 File No. 813-00194

AMENDMENT NO. 6 TO APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTIONS 6(b) and 6(e) OF THE PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940 EXCEPT SECTIONS 9, 17 (OTHER THAN CERTAIN PROVISIONS OF SECTIONS 17(a), (d), (f), (g) and (j) AS DESCRIBED IN THIS APPLICATION), 30 (OTHER THAN CERTAIN PROVISIONS OF SECTIONS 30(a),(b), (e), and (h) AS DESCRIBED IN THIS APPLICATION), AND SECTIONS 36 THROUGH 53, AND THE RULES AND REGULATIONS THEREUNDER

SUMMARY OF AMENDMENT No. 6 TO APPLICATION

The Applicants (as defined herein) hereby apply for an order of the Securities and Exchange Commission ("Commission") pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the "1940 Act"), exempting each Applicant from all provisions of the 1940 Act except Section 9, Section 17 (other than certain provisions of Sections 17(a), (d), (f), (g), and (j) as described in the application), Section 30 (other than certain provisions of Sections 30(a), (b), (e), and (h) as described in the application), and Sections 36 through 53, and the rules and regulations thereunder (the "Rules and Regulations").  The order would exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations and would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees' securities companies within the meaning of Section 2(a)(13) of the 1940 Act.

THE APPLICANTS
The "Applicants" include the following:  SK Private Investment Fund 1998 LLC, a Delaware limited liability company (the "Initial Fund"); existing pooled investment vehicles, if any, identical in all material respects (other than investment objective and strategy) that have been or may be offered to the same class of investors as those investing in the Initial Fund (each, an "Existing Fund")1;

1  For purposes of this Application, Existing Funds include SK Private Investment Fund 1998, and Series A, Series B, Series C! and Series C2 thereof, Project Capital 2004 Investment Fund LLC, Project Capital 2006 Investment Fund LLC and Project Capital 2008 Investment Fund LLC.  Existing Funds, for purposes of this Application, do not include Project Capital 1995—Bain V Equity or Project Capital 1995—Bain V Mezzanine, which were formed in connection with the order issued to Project Capital 1995 LLC, Investment Company Act Release No. 22688 (May 28, 1997).  The approximate value of such funds as of June 30, 2009 was approximately $ 46,369 and $ 22,733 , respectively, and the members thereof are not required to make any additional capital contributions to such funds.  Following the winding down and liquidation of such funds, the Applicants contemplate that no new funds would be established under the terms of the Project Capital 1995 LLC order, and that any new funds would be Subsequent Funds established under this Application.

subsequent pooled investment vehicles, if any, identical in all material respects (other than investment objective and strategy) that may be offered in the future to the same class of investors as those investing in the Fund (each, a "Subsequent Fund") (together, the Initial Fund, the Existing Funds, and the Subsequent Funds are referred to herein collectively as the "Investment Funds"); and Skadden, Arps, Slate, Meagher & Flom LLP, a Delaware limited liability partnership ("Skadden Arps LLP"). Each Investment Fund will be an employees' securities company within the meaning of Section 2(a)(13) of the 1940 Act.

THE INVESTMENT FUNDS
General.  The Initial Fund is a Delaware limited liability company formed pursuant to a limited liability company agreement as described herein (the "Investment Fund Agreement").  The Applicants anticipate that each Subsequent Fund, if any, will also be structured as a limited liability company, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited partnership or corporation.  An Investment Fund may include a single such vehicle designed to issue interests in series ("Series") or having similar features to enable a single fund to function as if it were several successive funds for ease of administration.  The organizational documents for any Subsequent Funds will be substantially similar in all material respects to the Investment Fund Agreement, other than the provisions relating to investment objectives or strategies of a Subsequent Fund and for any operational differences related to the form of organization of a Subsequent Fund, including the administrative features referred to above.

An Investment Fund will offer interests therein (other than short-term paper) solely to persons (each an "Eligible Investor" and collectively the "Eligible Investors") who meet the following criteria:  (a) current or former partners of, or key administrative employees and lawyers employed by (collectively, "Eligible Affiliates"), Skadden Arps LLP or by another Skadden Arps Entity, as defined below, the immediate family members of Eligible Affiliates which are  persons' siblings, spouse (including former spouses), direct lineal descendants by birth or adoption, and the spouses of such descendants ("Eligible Family Members"), or trusts or other entities the sole beneficiaries of which consist of Eligible Affiliates or their Eligible Family Members ("Eligible Trusts"); and (b) who are (i) "accredited investors" as that term is defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act"), and (ii) sophisticated in investment matters.  Skadden Arps LLP and any “affiliates” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of Skadden Arps LLP that are organized to practice law are referred to collectively as “Skadden Arps” and individually as a “Skadden Arps Entity.”
In view of the community of interest that exists between Skadden Arps and the Eligible Investors, the Investment Funds have been, and will be, established and controlled by Skadden Arps (within the meaning of Section 2(a)(9) of the 1940 Act)2 so as to enable the Eligible Investors to participate in certain

2 The relief requested in the Application under Section 6(b) of the Act is premised in part on the existence of a “community of interest” between Skadden Arps and the Eligible Investors, and upon the assumption that Skadden Arps will control the operations of the Investment Funds so as to protect and enhance the interests of those respective Eligible Investors who investment opportunities that come to the attention of Skadden Arps.  Such opportunities may include separate accounts with registered or unregistered investment advisers, investment in other pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the 1940 Act, commodity pools, real estate investment funds and other securities investments (each particular investment being referred to herein as an "Investment").  An Investment Fund will not acquire any security held in a separate account unless such security is maintained in the custody of a bank or a company which is a member of a national securities exchange, each within the meaning of Section 17(f) of the 1940 Act.  An Investment Fund will not acquire any security issued by a pooled investment vehicle unless either (i) the financial statements of such investment vehicle are audited on at least an annual basis or (ii) if the financial statements of such pooled investment vehicle are not so audited, such fact is disclosed to the Eligible Investors in connection with their consideration of whether to approve the investment in such pooled investment vehicle as described herein.  An Investment Fund will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company.  Participation as investors in an Investment Fund will allow the Eligible Investors who become Members of the Investment Funds.  The Applicants are not aware of any person who controls Skadden Arps within the meaning of Section 2(a)(9) of the 1940 Act and, in making the statements set forth in the Application regarding the relationship of Skadden Arps and the Investment Funds, the Applicants state that any such control relationship of Skadden Arps with respect to the Investment Funds derives solely from the sponsorship and administrative functions of Skadden Arps as described in the Application.

are members of the Investment Fund (each a "Member," and collectively, the "Members") to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means.
Some of these investment opportunities may involve parties for which Skadden Arps was, is or will be retained to act as legal counsel for such party and Skadden Arps may be paid by such parties for legal services and for related disbursements and charges.  These amounts paid to Skadden Arps will not be paid by an Investment Fund itself  but by the entities in which the Investment Fund invests.  No Investment Fund will be charged legal fees by Skadden Arps.  Skadden Arps may be reimbursed for direct costs of disbursements and expenses it incurs on behalf of an Investment Fund.
The specific investment objectives and strategies for an Investment Fund will be set forth in an informative memorandum relating to the Units offered by an Investment Fund, and each Eligible Investor will receive a copy of the informative memorandum before making an investment in an Investment Fund.  The terms of an Investment Fund will be disclosed to each Eligible Investor at the time the investor is invited to participate in the Investment Fund.  Each Member has committed to contribute capital as the initial capital of an Investment Fund (the "Initial Capital Commitment").  Each such Member shall make one or more capital contributions with respect to such Initial Capital Commitment, in one or more installments, within ten days of request therefor from such Investment Fund to fund Investments that have been Approved by the Members in the manner described below.  Prospective Investments with respect to such Initial Capital Commitments must be submitted for such approval within the first four years of operations of such Investment Fund, although Investment Funds that are Subsequent Funds may have a longer or shorter period.
At any time or from time to time (i) to the extent that the capital contributions to an Investment Fund shall be committed to Investments, (ii) in connection with the admission to an Investment Fund of new Members or (iii) otherwise as determined by the Investment Committee, the Investment Committee (as defined herein) may designate a Series of an Investment Fund and, upon such designation, shall notify the Members of the opportunity to make an additional capital commitment (an "Additional Capital Commitment") to such Investment Fund (which may include Initial Capital Commitments from Eligible Investors who are not Members of the Investment Fund at the time of such designation).  Each Member that elects to make such an Additional Capital Commitment (or such an Initial Capital Commitment) will be obligated to contribute to the capital of the Investment Fund.  Each such Member shall contribute such Additional Capital Commitment (or such Initial Capital Commitment) (collectively, a "Capital Commitment"), in one or more installments, to fund Investments that are Approved by the Members as described below.
No Investment will be made by an Investment Fund (or with respect to any Series thereof) unless the Investment has been "Approved by the Members" which shall mean (i) with respect to any matter relating to such Investment Fund, the approval by Members representing at least a majority of the Capital Commitments of such Investment Fund and (ii) with respect to any matter relating to a particular Series, the approval by Members representing at least a majority of the Capital Commitments attributable to such Series.  Therefore, no Member will make or have the right to make an individual investment decision with respect to any Investment submitted to the Members for approval or disapproval.  In the event an Investment is so Approved by the Members, the Investment will be allocated among the capital accounts of all Members on a pro rata basis determined with reference to each Member's Capital Commitment (or, in the case of a Series, each Member's Capital Commitment attributable to such Series).  In the event that the Investment is not so Approved by the Members, the Investment Fund will not make the Investment.  No single Investment will, at the time such Investment is made, account for more than 40 percent of the Capital Commitments of an Investment Fund (or Series thereof).
Each Investment Fund will have an investment committee (the "Investment Committee") which will consist of not less than two persons, who are Eligible Affiliates and who may, but are not required to, be Members.  The chief function of the Investment Committee will be to review possible Investments for the Investment Fund (or a Series thereof) from time to time for submission to the Members for approval or disapproval as described above.  Members of the Investment Committee are selected by the executive managing partners of Skadden Arps, and typically include partners of Skadden Arps knowledgeable in operation, taxation and regulation of Investments and of the Investment Funds.  The Investment Committee may select Temporary Investments (as defined herein) for the Investment Fund.  No management fee or other compensation will be paid by any Investment Fund or the Members to the persons on the Investment Committee for their services in such capacity.
Each Investment Fund will have an administrator (the "Administrator") who may, but is not required to be, a Member in such Investment Fund.  The Administrator will not recommend Investments or exercise investment discretion.  The chief functions of the Administrator will be merely ministerial.  No management fee or other compensation will be paid by any Investment Fund or the Members to the Administrator for its services in such capacity.
As noted above, prospective Investments considered by an Investment Fund may include investment in other pooled investment vehicles, including investment companies exempt from registration under the 1940 Act.  It is anticipated that the Capital Commitments to each Investment Fund (inclusive of any Capital Commitments with respect to a Series) will at all times exceed $25 million.  Accordingly, each Investment Fund intends to treat itself as "qualified purchaser" under the Section 2(a)(51)(A)(iv) of 1940 Act for purposes of any Investment made by such Investment Fund in an investment company exempt from registration pursuant to the provisions of Section 3(c)(7) of the 1940 Act.  In addition, in that an Investment Fund may only make an Investment if it is Approved by the Members in the manner described above, each Investment Fund intends to treat itself as a single beneficial owner to the extent such Investment Fund makes an Investment in voting securities of an investment company exempt from registration pursuant to the provisions of Section 3(c)(1) of the 1940 Act.

Skadden Arps anticipates establishing Subsequent Funds in the future.  However, the formation of such Subsequent Funds should not result in competition among Investment Funds, as a Subsequent Fund with similar investment objectives and strategies to Existing Funds typically will not be established until such Existing Funds have committed their available funds to Investments.  As used herein, the terms "Members", "Investment Committee" and "Administrator" include members, any investment committee and any governing body of Existing or Subsequent Funds.  Other than the investment objectives, strategies and/or form of organization, Subsequent Funds will be substantially similar in form and operation to the Investment Fund.
Specifics on "Eligible Investors". Units of limited liability company interest or of other forms of equity interest in Investment Fund ("Units") will be offered only to Eligible Investors.  As previously stated, Eligible Investors include only Eligible Affiliates, Eligible Family Members and Eligible Trusts. An Eligible Affiliate or Eligible Family Member must meet the standards of an accredited investor set forth in Rule 501(a)(5) or 501(a)(6) of Regulation D under the Securities Act, and an Eligible Trust must be an accredited investor under Rule 501(a) of Regulation D (each, an "Accredited Investor"), such person must have sufficient knowledge, sophistication and experience in business and financial matters to be capable of evaluating the merits and risk of an investment in an Investment Fund (or any Series thereof), be able to bear the economic risk of such investment and to afford a complete loss of such investment.  A Member may make an Additional Capital Commitment to an Investment Fund only if he or she meets the criteria for an

Eligible Investor contained herein at the time such Additional Capital Commitment is made.
Applicants believe that substantially all of the present and former partners and a small number of all the employees of Skadden Arps currently qualify as Eligible Investors.  Such Eligible Investors have significant exposure directly or indirectly in matters of investment banking, financial services, securities or investment businesses, and in the administrative, financial, legal or operational activities related thereto.  Many Eligible Investors have had substantial experience acting as legal counsel in one or more of the foregoing businesses, and in order to invest in Units such investors must meet the criteria set forth in the preceding paragraph.  As a result, each Eligible Investor will be able to make the investment decision to purchase Units of the Investment Fund (or any Series thereof) on his or her own.  Eligible Investors will not need the protection of the regulatory safeguards intended to protect the public, and Eligible Investors will know and have access to the members of the Investment Committee and the Administrator so as to obtain any information necessary for an Eligible Investor's decision as to whether to participate in an Investment Fund.  Units will be offered and sold by the Investment Fund in reliance upon the exemption from registration under the Securities Act contained in Section 4(2) or pursuant to Regulation D.  No fee of any kind will be charged in connection with the sale of Units of the Investment Funds.
Specifics on Investment Fund Operations.  The Investment Fund Agreement provides that the Initial Capital Commitment by a Member be paid, in one or more installments, within ten days after request therefor from the Investment Fund to fund Investments Approved by the Members.  To provide flexibility in connection with an Investment Fund's obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make capital contributions with respect to their capital commitments, the Investment Fund Agreement provides that the Investment Funds may engage in borrowings  in connection with such funding of Investments.  Any such borrowing shall be on such terms and in such amounts (but not in excess of the Members' unfunded capital commitments) as determined by the Administrator.  Unless otherwise agreed to by each Member of an Investment Fund at the time of any such borrowing, such borrowings generally will be secured by a pledge of the Members' respective  capital accounts (as defined below) and unfunded capital commitments.  In addition, such borrowings may also be secured by personal guarantees of the Member in an amount not to exceed (unless specifically agreed to by each Member) 125% of the amount of any borrowing attributable to such Member.  The Investment Funds will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own any outstanding securities of the Investment Fund (other than short-term paper).  If Skadden Arps makes a loan to an Investment Fund, it (as lender) will be entitled to receive interest at a rate that is permissible under applicable banking or tax regulations, provided that the rate will be no less favorable to the borrower than the rate obtainable on an arm's length basis.
The Investment Fund Agreement provides that Members may make Additional Capital Commitments with respect to a Series of the Investment Fund designated by the Investment Committee.  As noted above, a Member may make such an Additional Capital Commitment only if he or she is an Eligible Investor at the time such Additional Capital Commitment is made.
Members will not be entitled to redeem their respective interests in an Investment Fund.  A Member will be permitted to transfer his or her interest only to Eligible Investors and only with the express consent of the Investment Committee.
The Investment Fund Agreement provides that the Administrator may require a Member to withdraw from an Investment Fund if the Administrator, in its sole discretion, deems such withdrawal in the best interest of the Investment Fund, including in instances, as described below,  in which the Member is no longer and Eligible Investor or affiliated with Skadden Arps.
The Administrator, however, does not intend to require any Member to withdraw.  The following circumstances, among others,  could warrant the withdrawal of a Member:  if a Member ceases to be an Eligible Investor or is no longer deemed to be able to bear the economic risk of investment in the Investment Fund, adverse tax consequences were to inure to the Investment Fund were a particular Member to remain, or a situation in which the continued membership of the Member would violate applicable law or regulations.  If a Member is required to withdraw from an Investment Fund, such Investment Fund will make a distribution in kind to the withdrawing Member or such Member will otherwise be paid his or her pro rata portion of such Member's interest in such Investment Fund, as determined by the Administrator to be fair and reasonable in the circumstances, in accordance with the valuation methods set forth herein.  If a Member ceases to be an Eligible Affiliate, such Member will either continue to be a Member of such Investment Fund, receive a distribution in kind or otherwise be paid his or her pro rata portion of his or her interest in such Investment Fund, as determined by the Administrator to be fair and reasonable in the circumstances, in accordance with the valuation methods set forth herein.  Upon withdrawal, a Member will be entitled to receive at a minimum the lesser of (i) the amount actually paid by the Member to acquire the Units or (ii) the fair market value of the Units as determined in good faith by the Administrator.
In the event of death of a Member, such Member's estate shall be succeed to the economic attributes of the deceased Member's interest in such Investment Fund, but shall not be admitted as a substitute Member unless a majority of the remaining Members consent to such admission (which consent may be withheld in the sole and absolute discretion of each remaining Member).
The value of the Members' capital accounts will be determined at such times as the Tax Matters Partner under Section 62331(a)(7) of the Internal Revenue Code of 1986, as amended (the "Tax Matters Partner") deems appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund's fiscal year-end for allocation purposes, as described in more detail below.  The Tax Matters Partner for the Investment Funds is selected by the executive managing partners of Skadden Arps, and typically will be a partner or a senior administrative employee of Skadden Arps responsible for the preparation or administration of tax reporting in connection with the Investment Funds.  The Tax Matters Partner will only cause the assets held by an Investment Fund to be valued when such valuation is necessary or appropriate for the administration of such Investment Fund; valuation of a Member's interest at other times remains the responsibility of the individual Member.  Each Investment Fund will maintain records of all financial statements received from the issuers of the Investments, and will make such records available for inspection by the Members.  Each Member will be an experienced professional and sophisticated investor capable of assessing the value of his or her investment in an Investment Fund.
The Tax Matters Partner will value the assets held in a Member's capital account at the current market price (closing price) in the case of marketable securities. Private placements (consisting mostly of limited partnership interests) which typically will comprise most of the Investments will be valued in accordance with the values provided by the vehicles in which the Investment Fund invests.  All other securities will be valued at the lower of cost or book value.  The foregoing valuation method is applicable in each instance in which a value is assigned to interests in an Investment Fund.
Administration of the Investment Fund will be vested in the Investment Committee and the Administrator.  The Investment Fund Agreement provides that an Investment Fund will bear its own expenses or that such expenses shall be borne by Skadden Arps.  No separate management fee will be charged to an Investment Fund by the Investment Committee or the Administrator.  No compensation will be paid by any Investment Fund or its Members to the Administrator or the members of the Investment Committee for their services in such capacity.  Whenever Skadden Arps, the members of the Investment Committees, the Administrators, the Tax Matters Partners or any other person acting for or on behalf of the Investment Funds is required or permitted to make a decision, take or approve an action or omit to do any of the foregoing in such person's discretion, then such person shall exercise such discretion in accordance with their good faith belief that such actions or omissions are in the best interests of the Investment Funds and their Members.  The Investment Fund Agreement and any other organizational documents for and any other contractual arrangement regarding an Investment Fund will not contain any provision which protects or purports to protect Skadden Arps, the members of the Investment Committee, the Administrator, the Tax Matters Partner, or their delegates against any liability to the Investment Fund or the Members to which such person may be subject, except liabilities resulting from willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties.
Each Investment Fund will operate as if it were a non-diversified, closed-end, management investment company within the meaning of the 1940 Act.  The Investment Committee will consider whether it or any other person involved in the operation of the Investment Fund is required to register under the Investment Advisers Act of 1940, as amended.
Certain Investment opportunities offered to Members of an Investment Fund may have the objective of capital appreciation through speculative investments primarily in securities (including debt, equity or partnership interests) associated with leveraged buy-outs, venture capital investments, private placements, bankrupt entities, real estate and other similar situations and may include both put and call options or warrants.  In addition, certain Investment opportunities offered to Members may involve quantitative or alternative investment strategies such as classic arbitrage, including, for example, convertible securities arbitrage.  Certain Investment opportunities may involve investments in equity interests in one or more of the following:  foreign currency, oil and gas and other mineral interests, precious metals, the securities of foreign issuers, and individual real estate assets.
It is anticipated that capital will be contributed to an Investment Fund only in connection with the funding of an Investment.  Pending the payment of the full purchase price for an Investment, funds contributed to the Investment Fund will be invested in: (i) United States government obligations with maturities of not longer than one year and one day, (ii) commercial paper with maturities not longer than six months and one day and having a rating assigned to such commercial paper by a nationally recognized statistical rating organization equal to one of the two highest ratings categories assigned by such organization, or (iii) any money market fund (collectively, "Temporary Investments").
The formation of the Investment Funds is intended to create an opportunity for the Eligible Investors to invest in ventures in which they, as individuals, might not have otherwise been able to invest and to reap returns on their investment which may be greater proportionately than returns they can obtain on individual investments.  The Investment Funds may invest in Investment opportunities offered to, or that come to the attention of, Skadden Arps, including opportunities in which Skadden Arps (including Members of the Funds) may invest for their own respective accounts or as to which Skadden Arps acts as legal counsel to the issuer, underwriter and/or investment adviser.

Skadden Arps or each Investment Fund will bear all expenses in connection with the organization and internal operations of such Investment Fund, including all administrative and overhead expenses , expenses associated with preparing the Investment Fund’s tax filings and financial statements, and related audits .  Although such Investment Fund will not pay Skadden Arps any form of compensation for services (including legal services that Skadden Arps might render to such Investment Fund), it may, however, reimburse Skadden Arps for direct costs of disbursements and expenses incurred by Skadden Arps on behalf of such Investment Fund..
Certain Investments will be long-term private investments in partnerships and limited liability companies, which restrict transfer of securities but may permit redemptions.  Thus, the capital will be withdrawn from the partnership or limited liability company if a decision to terminate the investment is made.  If any transfer is permitted, the securities may be sold in arms-length transactions if they are not redeemable.  Any securities of publicly traded companies in which the Investment Fund invests, if disposed of, will be sold at the current market value.
The Investment Funds are intended to provide substantial appreciation opportunities to its Members.  Upon execution of the Investment Fund Agreement relating to an Investment Fund, an Eligible Investor will become a Member of such Investment Fund.  The net income, net gain and net loss of such Investment Fund will be determined in accordance with the organizational documents for the Investment Fund.  Each Member of such Investment Fund will have a separate capital account (a "Capital Account") with respect to which he or she has made an Initial Capital Commitment or any Additional Capital Commitment.  Such Capital Account will equal the sum of all the capital contributions of such Member (x) increased by such Member's allocable share of income and gain as provided in the Investment Fund Agreement and (y) decreased by (i) such Member's share of deduction, loss and expense as provided in such Investment Fund Agreement and (ii) the cash amount or fair market value at the time of the distribution of all distributions of cash or other property made by such Investment Fund to such Member pursuant to such Investment Fund Agreement.  In the event that the Tax Matters Partner determines, in its sole and absolute discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to effectuate the intended economic sharing arrangement of the Members, the Tax Matters Partner may make such modification.
As of the end of each fiscal year, items of Investment Fund income, gain, loss, deduction and expense will be allocated to the relevant Capital Accounts in proportion to the respective aggregate amounts of the respective Member's Initial Capital Commitment to the Investment Fund.  To the extent that any such item of income gain, loss, deduction or expense relates to an Investment that is attributable to a Series, such item will be allocated to the Members who made an Additional  Capital Commitment with respect to such Series, in proportion to the respective Member's Capital Commitment with respect to such Series.
The Tax Matters Partner is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Investment Fund income, gain, loss, deduction and expense with respect to a newly issued interest, a transferred interest or a redeemed interest in the respective Investment Fund.  The Tax Matters Partner may, in its sole and absolute discretion, determine allocations to Capital Accounts based on annual or other periodic realized and unrealized net increases (or net decreases, as the case may be) in the value of an Investment, provided that, in accordance with applicable Delaware law (including Section 18-303 of the Delaware Limited Liability Company Act), the Capital Account balances of the Members shall not be reduced below zero.
The Investment Committee will have sole and absolute discretion to distribute cash and proceeds from an Investment Fund (or Series thereof) to the Members who elected to make a Capital Commitment which will be in proportion to the respective aggregate amounts of the relevant Member's Capital Commitment to such Investment Fund (or such Series).
Each Investment Fund will send its Members an annual report regarding its operations.   The annual report of the Investment Fund will contain audited financial statements of the Investment Fund, and may contain the audited financial statements of Investments held by the Investment Fund that are pooled investment vehicles. Each Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by the Investment Fund, and will make such file available for inspection by its Members.
Each Investment Fund, as soon as practicable after the end of each tax year of such Investment Fund, will transmit a report to each Member setting out information with respect to that Member's distributive share of income, gains, losses, credits and other items for federal income tax purposes, resulting from the operation of such Investment Fund during that year.

APPLICABLE 1940 ACT PROVISIONS
Section 2(a)(13) of the 1940 Act defines "employees' securities company" as:
Any investment company or similar issuer all of the outstanding securities of which (other than short- term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in relevant part, that the Commission may, by order upon application, conditionally or unconditionally exempt any "employees' securities company" from the provisions of the 1940 Act and the Rules and Regulations, if and to the extent that such exemption is consistent with the protection of investors.  Section 6(b) requires the Commission to give due weight to, among others, the form of organization and the capital structure of the company; the persons who will own and control the company's voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.
Section 6(e) of the 1940 Act provides that the Commission may determine it necessary or appropriate in the public interest or for protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is an investment company.
Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.
Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.
Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter.  Section 17 also sets forth standards for custody arrangements for an investment company's securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing a security from the investment company.  Among the entities precluded from dealing as principal with an investment company under Section 17(a) are:  (1) any affiliated person of the investment company and (2) any affiliated person of an affiliated person of the investment company.
Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an exemption granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such persons from acting as principal, to effect any transaction in connection with, any joint enterprise or other joint arrangement in which the company is a participant.
Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians.
Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company's securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder.
Section 17(j) and Rule 17j-1 promulgated thereunder of the 1940 Act requires each investment company to adopt a written code of ethics and to monitor all transactions of each "access person" of such investment company.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for:  an investment company to its shareholders and the Commission; and key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission.
Sections 36 through 53 of the 1940 Act deal generally with the Commission's rule-making, investigation and enforcement powers under the 1940 Act and the Rules and Regulations.

DISCUSSION
The Applicants intend to organize and operate each Investment Fund as an "employees' securities company" within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of each Investment Fund and the Members, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations.  The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of shareholders and investors.  The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act except Section 9, Section 17 (other than certain provisions of Sections 17(a), (d), (f), (g), and (j) as described in the application), Section 30 (other than certain provisions of Sections 30(a), (b), (e), and

(h) as described in the application), and Sections 36 through 53, and the Rules and Regulations.

Section 17(a)
Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit an Investment Fund: (1) to invest in companies, partnerships or other investment vehicles offered, sponsored or managed by Skadden Arps or any affiliated person as defined in Section 2(a)(3) of the 1940 Act ("affiliated person") thereof; (2) to invest in securities of issuers for which Skadden Arps or any affiliated person thereof have performed legal services and from which they may have received fees; (3) to purchase interests in any company or other investment vehicle: (i) in which Skadden Arps or its partners or employees own 5% or more of the voting securities; or (ii) that is otherwise an affiliated person of an Investment Fund or Skadden Arps; and (4) to participate as a selling security-holder in a public offering in which Skadden Arps or any affiliated person thereof acts as or represents as counsel a member of the selling group or the issuer or underwriter of such securities.
Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors.  The Members will be informed in an Investment Fund's communications relating to a particular Investment opportunity of the possible extent of the dealings by such Investment and its sponsors with Skadden Arps or any affiliated person thereof; and as experienced professionals acting on behalf of financial services businesses, the

Members will be able to evaluate the risks associated with those dealings.  The community of interest among the Members and Skadden Arps will serve to reduce the risk of abuse in transactions involving the Investment Fund and Skadden Arps or any affiliated person thereof.
Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d)
Applicants request an exemption from Section 17(d) to the extent necessary to permit an Investment Fund to engage in transactions in which an "affiliated person" (as defined in the 1940 Act) of an Investment Fund or an "affiliated person" of such person participates as a joint or a joint and several participant with such Investment Fund.  Applicants assert that strict compliance with Section 17(d) would, in many instances, force an Investment Fund to refrain from making an attractive Investment simply because an affiliated person of such Investment Fund, or an affiliated person of an affiliated person, has made or is contemplating making the same Investment.  Applicants are seeking an exemption from Section 17(d) to permit an Investment Fund to make an investment in an entity in which the Investment Fund or Skadden Arps, or any affiliated person of such Investment Fund or Skadden Arps, or an affiliated person of such person is a participant or plans concurrently or otherwise directly or indirectly to become a participant.

Joint  transactions in which an Investment Fund could participate might include the following: (1) an investment by one or more Investment Funds in a security:  (a) in which Skadden Arps or an "affiliated person" thereof, another Investment Fund, or transferees of the aforementioned who agree to be bound by the terms of the conditions for the Application (hereinafter the "Affiliates" or individually an "Affiliate") is a participant or plans to become a participant or (b) with respect to which Skadden Arps or any affiliated person thereof is entitled to receive fees of any kind, including, but not limited to legal fees or other economic benefits or interests; (2) an investment by one or more Investment Funds in an investment vehicle sponsored, offered or managed by Skadden Arps or any affiliated person thereof; and (3) an investment by one or more Investment Funds in a security in which an Affiliate is a participant or plans to become a participant, including situations in which an Affiliate has a partnership or other interest in, or compensation arrangement with, such issuer, sponsor or offeror.
Applicants submit that the relief sought from Section 17(d) is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company's shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of an unrelated party.  Applicants submit that the Members of an Investment Fund evaluate Investment opportunities and decide by the majority vote of the Members as described herein whether or not such Investment Fund will make any particular Investment.  As noted above, the

Eligible Investors are sophisticated and experienced in business and financial matters.
Applicants suggest that strict compliance with Section 17(d) would cause an Investment Fund to forego Investment opportunities simply because a Member, Skadden Arps or other affiliated persons of the Investment Fund also had or contemplated making a similar investment.  In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which an Investment Fund may be unable to take advantage except as a co-participant with other persons, including affiliates.  The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.
An Investment Fund may be given the opportunity to co-invest with entities to which Skadden Arps provides, or has provided services, and from which it may have received fees, but which are not affiliated persons of the Investment Fund or Skadden Arps or affiliated persons of such affiliated persons.  The Applicants believe that such entities should not be treated as "Co-Investors" for purposes of condition 4.  When such entities permit others to co-invest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time.  Nevertheless, it is important to Skadden Arps that the interests of its clients take priority over the interests of the

Investment Funds and that the activities of its clients not be burdened by activities of the Investment Funds.  If condition 4 were to apply to the Investment Funds' investments in these situations, the effect of such a requirements would be to indirectly burden Skadden Arps' clients with the requirements of condition 4.  In addition, the relationship of the Investment Funds to a client of Skadden Arps that is not an affiliated person of Skadden Arps or the Investment Funds is fundamentally different from such Investment Funds' relationship to Skadden Arps and its affiliated persons.  The focus of, and the rationale for, the protections contained in the requested relief are to protect the Investment Funds from overreaching by Skadden Arps and its affiliated persons, whereas the same concerns are not present with respect to the Investment Funds vis-à-vis unaffiliated persons of Skadden Arps or the Investment Funds who are clients of Skadden Arps.
Applicants acknowledge that any transactions subject to Section 17(d) of the 1940 Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.

Section 17(f)
Applicants request exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 promulgated thereunder, to permit the following exceptions from the requirements of Rule 17f-2:  (i) compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files of Skadden Arps or of a partner of Skadden Arps; (ii) for the purposes of paragraph (d) of the Rule, (A) employees of Skadden Arps will be deemed employees of the Investment

Funds, (B) the Administrator will be deemed to be an officer of the Investment Funds, and (C) the members of the Investment Committee will be deemed to be the board of directors of the Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two employees of Skadden Arps.  The Applicants expect that many of the Investments made by the Investment Funds will be evidenced only by partnership agreements or similar documents, rather than by negotiable certificates which could be misappropriated.  Such instruments are most suitably kept in Skadden Arps' files, where they can be referred to as necessary.

Section 17(g)
Applicants request exemption from the requirement, contained in Section 17(g) and in Rule 17g-1 promulgated thereunder, that certain persons, none of whom is an "interested person" (as defined in the 1940 Act) of the Investment Funds, take certain actions and make certain approvals concerning bonding, and request instead that the actions and approvals required to be taken may be taken by the Administrator regardless of whether it is deemed to be an "interested person" of the Investment Funds, as the Investment Funds are self managed and therefore the Administrator is likely to be considered an interested person in the Investment Funds and thus Applicants could not comply with Rule 17g-1 absent such relief.
Applicants also request exemption from the requirement contained in Rule 17g-1 that an investment company have a majority of directors who are not "interested persons" of the company, that those disinterested persons select and nominate any other disinterested directors and that any legal counsel of such disinterested persons be independent.

Section 17(j)
Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder that every registered investment company adopt a written code of ethics and every "access person" of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security.  Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-1(b), because they are burdensome and unnecessary as applied to the Investment Funds and because the exemption is consistent with the policy of the 1940 Act.  Requiring the Investment Funds to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interests among the Members of the Investment Funds by virtue of their common association with Skadden Arps.  Accordingly, the requested exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Investment Fund.

Sections 30(a), 30(b) and 30(e)
Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The forms prescribed by the Commission for periodic reports have little relevance to the Investment Fund and would entail administrative and legal costs that outweigh any benefit to the Members.  Exemptive relief is requested to the extent necessary to permit the Investment Fund to report annually to its Members in the manner prescribed for the Investment Funds by the Investment Fund Agreement.

Section 30(h)
Applicants request exemption from Section 30(h) to the extent necessary to exempt the Administrator, the members of the Investment Committee and any other persons who may be deemed to be members of an advisory board of the Investment Fund from filing Forms 3, 4 and 5 under Section 16 of the Securities and Exchange Act of 1934, as amended, with respect to their ownership of Units in the Investment Funds.  There is no trading market for Units, and transferability of Units is severely restricted.  In view of the foregoing, the purposes underlying Section 16 of the Securities Exchange Act of 1934 would not be served by requiring the filings of Forms 3, 4 and 5.  Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Conditions
The Applicants agree that the order will be subject to the following conditions:
1.  Each proposed transaction, to which an Investment Fund is a party,  otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (the "Section 17 Transactions") will be effected only if the Investment Committee determines that:  (a) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable to Members of such Investment Fund and do not involve overreaching of such Investment Fund or its Members on the part of any person concerned; and (b) the transaction is consistent with the interests of the Members of such Investment Fund, the Investment Fund's organizational documents and the Investment Fund's reports to its Members.
In addition, the Administrator will record and preserve a description of such Section 17  Transactions, the findings of the Investment Committee, the information or materials upon which their findings are based and the basis therefor.  All such records will be maintained for the life of such Investment Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.  All such records will be maintained in an easily accessible place for at least the first two years.
2.  In any case where purchases or sales are made from or to an entity affiliated with an Investment Fund by reason of a 5% or more investment in such entity by a member of the Investment Committee, such individual will not participate in the Investment Committee's determination of whether or not to submit such Investment to the Members of such Investment Fund for approval.
3.  The Investment Committee will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.
4.  The Investment Committee will not make available to the Members of an Investment Fund any investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which such Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment:  (a) gives the Members of such Investment Fund holding such investment sufficient, but not less than one day's notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Members of such Investment Fund holding such investment have the opportunity to dispose of their investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor.  The term "Co-Investor" means any person who is: (a) an affiliated person (as defined by the 1940 Act) of such Investment Fund; (b) Skadden Arps; (c) a current or former partner, lawyer, or employee of Skadden Arps; (d) a company in which the Administrator or a member of the Investment Committee acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company's securities or (e) an investment vehicle offered, sponsored or managed by Skadden Arps or an affiliated person of Skadden Arps.
The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor:  (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under section 6 of the Exchange Act; or (d) when the investment is comprised of securities that are national market system securities pursuant to Section 11A(a)(2) of the Exchange Act and Rule 11Aa2-1 thereunder.
5.  Each Investment Fund will, with respect to each Member who had an interest in such Investment Fund at any time during the fiscal year then ended, (i) send a financial report on the assets of such Investment Fund (or those Series in which such Member had an interest during such fiscal period) as at the end of such fiscal year and on the income and changes in assets during such fiscal year and audited financial statements of the Investment Fund (or such Series) and (ii) make available to such Members the financial statements received by such Investment Fund for each pooled or fund Investment in which the Investment Fund (or such Series) invested during such fiscal period.  At the end of each fiscal year, the Investment Committee will make a valuation or have a valuation made of all assets of such Investment Fund as of such fiscal year end in a manner consistent with customary practice with respect to valuation of assets of the kind held by such Investment Fund.   In addition, within 90 days after the end of each fiscal year of such Investment Fund or as soon as practicable thereafter, such Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of such Investment Fund during such year.
6.  Each Investment Fund will maintain and preserve, for the life of such Investment Fund and at least two years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the financial statements and annual reports of such Investment Fund to be provided to its Members, and agree that all such records will be subject to examination by the Commission and its staff.  All such records will be maintained in an easily accessible place for at least the first two years.

REQUEST FOR RELIEF
For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Applicant from all provisions of the 1940 Act except Section 9, Section 17 (other than certain provisions of Sections 17(a), (d), (f), (g), and (j) as described in the application), Section 30 (other than certain provisions of Sections

30(a), (b), (e), and (h) as described in the application), and Sections 36 through 53, and the Rules and Regulations.
Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this Application in its name and on its behalf have been taken.  Each Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.
The verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit A.
Pursuant to Rule 0-2(f), the Applicants hereby state that the address of the Applicants is Four Times Square, New York, New York 10036 and further state that all communications or questions concerning this Application should be directed to:

Philip H. Harris, Esq.
Skadden, Arps, Slate,
  Meagher & Flom LLP
Four Times Square
New York, New York  10036
(212) 735-3000; or to

Thomas A. Hale, Esq.
Skadden, Arps, Slate,
  Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois  60606
(312) 407-0700

It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

WHEREFORE, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9, Section 17 (other than certain provisions of Sections 17(a), (d), (f), (g), and (j) as described in the application), and Section 30 (other than certain provisions of Sections 30(a), (b), (e), and (h) as described in the application), and Sections 30 through 53 and the Rules and Regulations on  the terms and conditions described herein.

SK PRIVATE INVESTMENT FUND 1998 LLC

By:	/s/ Susan Dornfeld
	Name:	Susan Dornfeld
	Title:	Member

Dated:   November 17 , 2009

EXHIBIT INDEX

A.           Verification Required By Rule 0-2(d)

EXHIBIT A

The undersigned states that she has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, for and on behalf of SK PRIVATE INVESTMENT FUND 1998 LLC as of this 17 th day of November , 2009; that she is a Member of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

SK PRIVATE INVESTMENT FUND 1998 LLC

By:	/s/ Susan Dornfeld
	Name:	Susan Dornfeld
	Title:	Member